18000766

SECU...
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Berkeley Square House, 2nd Floor, Berkeley Square
(No. and Street)

London (City) England (State) W1J6BD (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker (502)561-3431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

200 Elm Street, Suite 200 (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

04
8/1/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public My commission expires 03/31/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL LEISURE PARTNERS, LLC

Statement of Financial Condition
March 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Global Leisure Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the Company) as of March 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Stamford, Connecticut
May 29, 2018

Global Leisure Partners, LLC

Statement of Financial Condition
March 31, 2018

Assets		
Cash	$	153,865
Accounts receivable (Note 4)		252,558
Accounts receivable - affiliates (Note 3)		3,609
Prepaid expenses		14,324
Deposits		2,616
Due from Parent (Note 3)		2,299,581
Due from affiliate (Note 3)		11,555
Total assets	$	2,738,108
Liabilities and Members' Equity		
Accounts payable and accrued expenses		317,803
Due to affiliate (Note 3)		5,874
Members' equity		2,414,431
Total liabilities and members' equity	$	2,738,108

See Notes to Financial Statements.

Note 1. Organization and Business

Global Leisure Partners, LLC (the “Company” or “LLC”), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners, LLP (the “Parent”), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and accordingly, is exempt from the remaining provisions of that Rule.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are due from the Company’s major customer under normal trade terms. Management reviews accounts receivable to determine if any receivables will potentially be uncollectable and has determined that no allowance for doubtful accounts is necessary at March 31, 2018.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets which is 3 years.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company’s Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial position.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods

within that reporting period. The Company completed their evaluation of the impact of ASU 2014-09 on components of their revenue streams and has not found any significant changes to the methodology of recognizing revenue. As required by ASU 2014-09, the Company will adopt the standard on April 1, 2018 using the modified retrospective method, and does not anticipate recording a cumulative effect adjustment to opening member's capital as the adjustment was determined to be insignificant.

In February 2016, the FASB issued ASU 2016-02, "Leases" (ASU 2016-02), which requires companies to recognize leased assets and liabilities for both capital and operating leases. The new lease standard applies a right-of-use model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Note 3. Related Party Transactions

Due from Parent in the amount of $2,299,581 represents advances made under a non-interest bearing unsecured loan facility with no definite due date.

Accounts receivable from affiliates represent expense reimbursements receivable in the amount of $3,609.

Due from affiliate in the amount of $11,555 represent expenses paid on behalf of affiliate.

Due to affiliate in the amount of $5,874 represent amounts owed for expenses paid by affiliate on behalf of the Company.

Note 4. Concentration and Accounts Receivable

Two major customers accounted for 67% and 18% of total revenues earned during the year ended March 31, 2018. Accounts receivable from one these customers amounted to $250,000 at March 31, 2018.

Note 5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2018, the Company had net capital of $82,746 which was $61,167 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.91 to 1.

Note 6. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. For the year ended March 31, 2018, management has determined that there are no material uncertain income tax positions.

Note 7. Employee Benefit Plan

The Company has a defined contribution 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company did not make a matching contribution or discretionary profit sharing contribution to the Plan.

Note 8. Lease Commitment

The Company is obligated under an operating lease for office space which expires on June 30, 2018. Future minimum rental payments in 2018 under this lease are $3,924.

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date at which the statement of financial condition was available to be issued on May 29, 2018, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.